UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

This report on Form 6-K is being furnished to provide the following information that was filed in Israel by Israel Chemicals Ltd. pursuant to Israeli Securities Law requirements. This report is being furnished and not filed.

1.	Immediate report dated October 27, 2014 on the retirement of Mr. Avi Doitchman Executive VP, CFO & Strategy

October 27, 2014

Immediate Report on the Retirement of Mr. Avi Doitchman – Executive VP, CFO & Strategy

The Company wishes to report that, on October 26, 2014, Mr. Avi Doitchman, Executive VP, CFO & Strategy, informed the Company that, after about 20 years of service to the Company, including 15 years as CFO, he wishes to retire from his position.

The date of the retirement is yet to be determined and will occur after the announcement of the 2014 financial statements. The Company will conduct a search for a suitable replacement for Mr. Doitchman.

Yours sincerely,
Israel Chemicals Ltd.

Name of the authorized signatory on the report and the name of the authorized electronic signatory: Lisa Haimovitz
Position: Vice President, General Counsel and Corporate Secretary
Date of Signature: October 27, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 27, 2014